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HALEN
Welcome, Allan

Edward Mbeche · 2nd

Founder/CEO & Board Member, Public Speaker

Talks about #unity, #kindness, #optimism, #leadership, and #startupfounder

Washington, District of Columbia, United States · Contact info

10,752 followers · 500+ connections

Followed by 1 connection: Gary Skulnik

+ Follow | Message | More

Halen ™

Saddleback College

Highlights

Halen Super App | Presentation

Edward is speaking at this event

Message

Featured

Post

Buy More Save More Schemes Don't Work on Gig-Workers...



Buy More Save More Schemes Don't Work on Gig-Workers

Edward Mbeche on LinkedIn · 3 mi...

10 | 2 comments

Post



Rideshare

1

Post

INVEST IN HALEN TECHNOLOGIES...



HALEN

17 | 3 comments

Activity

10,752 followers

+ Follow

Edward Mbeche reshared a post · 3d



Live Wed · 3:00 PM

Halen Super App | Presentation

2

Edward Mbeche posted this · 1mo



Invest in Halen Technologies: North Americas First Super App; Consolidating multiple service int...

wefunder.com · 5 min read

6 | 1 comment

Edward Mbeche reshared a post · 1mo

#GoHalen #GetHalen



Invest in Halen Technologies: Rideshare, Food, Grocery and Retail Delivery; as well as Flight Boo...

wefunder.com · 5 min read

1

Edward Mbeche posted this · 1mo

Buy More Save More Schemes Don't Work on Gig-Workers (Uber, Lyft, Instacart, Grubhub) - Solving
#gigeconomy #gigworkers ...show more



Buy More Save More Schemes Don't Work on Gig-Workers

Edward Mbeche on LinkedIn · 3 min read

10 | 2 comments

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About

Edward Mbeche has significant experience in several industries, including entertainment and transportation. A serial entrepreneur, he is currently the Founder and CEO of Halen.

Halen's core philosophy is people over process. ...see more

Experience

Founder & CEO

Halen ™ · Full-time
Apr 2019 - Present · 3 yrs 2 mos
Washington D.C. Metro Area

Halen is a user-friendly "Super-App" that uses a franchise based business model.
...see more

Start-up Investor
Black 10K Project · Part-time
Apr 2022 - Present · 2 mos
Washington DC-Baltimore Area

Board Member
Oribi Safaris · Full-time
Sep 2021 - Present · 9 mos
Arusha, Tanzania

Responsible for monitoring and overseeing many aspects for Oribi Safari.
Establishing the Organization's Mission and Purpose. ...see more

Stand-up Comedy logo
Standup Comedian
Stand-up Comedy · Seasonal
Oct 2009 - Mar 2020 · 10 yrs 6 mos
United States

Performing Standup comedy + Hosting Live Events + Public Speaking
*Retained to provide entertainment for comedy clubs and corp ...see more



Founder/CEO
DC Private Cars · Full-time
May 2005 - Sep 2015 · 10 yrs 5 mos
Washington, District of Columbia, United States

Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. ...see more

Show all 6 experiences →

Education

Saddleback College
Communication and Media Studies
1998 - 2000

Katharine Gibbs School
Computer , Computer Systems Networking and Telecommunications
2001 - 2003

Volunteering

Mail Handler
African Wildlife Foundation
Feb 1995 - May 1997 · 2 yrs 4 mos
Environment

Running small errands as directed by the office

Entertainment
Operation Renewed Hope Foundation
Jul 2015 - Apr 2017 · 1 yr 10 mos
Poverty Alleviation

Licenses & certifications

How to Build Credibility as a Leader
LinkedIn
Issued Feb 2022 · No Expiration Date
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Jodi Glickman on Pitching Yourself
LinkedIn
Issued Feb 2022 · No Expiration Date
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Managing Generation Z
LinkedIn
Issued Feb 2022 · No Expiration Date
Show credential

Show all 6 licenses & certifications →

Skills

Public Speaking · 13

Team Building · 13

Team Management · 9

Show all 15 skills →

Recommendations

Received Given



Ivana Gargiulo · 3rd
VP of Human Resources at Blackpoint Cyber
November 18, 2021, Ivana reported directly to Edward

Ed is the very definition of an entrepreneur. He is a motivated, forward-thinking, and intelligent CEO who has lots of knowledge in his field. Ed leads by example, and I find his enthusiasm and dedication both inspiring and motivating.



Kennedy Ross · 3rd
Chief Of Staff
November 18, 2021, Kennedy managed Edward directly

Edward has the essentials of a great leader. Drive. Determination. Vision. And the attitude that nothing is impossible. His belief becomes an infectious driving force for those under him to get things done. And for all that he asks of you, he gives 10X more. Which makes for a very successful symbiotic relationship.



Sam Johnston · 2nd
CMO-CEO | Growth Specialist US 🇺🇸 UK 🇬🇧

Edward is an innovative and driven entrepreneur, a natural leader with a clear vision and mission. Edward has a track record of building high performing teams and disruptive tech products. I am excited to be a part of Edward's journey!

Publications

Comedian Ed Blaze to perform Valentine's Day weekend stand-up show
syracuse.com · Jan 29, 2016

Show publication

Talented Comedian Ed Blaze Releases "World Peace Is Comedy"
THE RAINBOW TIMES, LLC · Nov 25, 2015

Show publication

World Peace is Comedy
Metro Comedy Entertainment · Sep 29, 2015

Show publication

For some people, the universal language is music, for others it is dance or sport. For him, it's comedy. Humor is his way of communicating and creating a bond with people from different cultures to learn and unders ...see more

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Languages

English
Full professional proficiency

Swahili
Native or bilingual proficiency

Interests

Influencers Companies Groups Schools



Sara Blakely · 3rd
Founder of SPANX
1,786,898 followers



Oprah Winfrey
CEO, Producer, Publisher, Actress and Innovator
1,076,846 followers

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